Exhibit 99.1

AI Compute, Simplified: ST Telemedia Global Data Centres and SuperX Debut AI Innovation Centre in Singapore

Strategic partnership combines STT GDC’s resilient infrastructure with SuperX AI orchestration to enable enterprises to move from idea to pilot in weeks

SINGAPORE, April 15, 2026 – SuperX AI Technology Limited (NASDAQ: SUPX), an emerging full-stack AI Data Centre infrastructure solutions provider, and ST Telemedia Global Data Centres (STT GDC), one of the world’s fastest growing data centre colocation providers headquartered in Singapore, today announced the launch of an AI Innovation Centre in Singapore following the signing of a Memorandum of Understanding between the parties in January.

Hosted at the STT Singapore 5 facility in Tai Seng, the centre provides a dedicated environment designed to help enterprises fast-track their AI journey from experimentation to production-ready scale. Reflecting immediate market demand, the centre has already onboarded an initial cohort of users. These early adopters are leveraging the centre’s high-performance compute for complex workloads such as advanced modelling and large-scale data simulations.

The partnership arrives as new research from STT GDC indicates a critical AI infrastructure gap across Singapore as well as Asia. The study, titled “Mind the Gap: Bridging the AI Infrastructure Divide,” surveyed more than 600 leaders across nine Asian markets and found that the majority of organisations are stalled in the ‘Building’ phase of AI maturity due to a lack of foundational infrastructure. The AI Innovation Centre directly addresses these bottlenecks by providing ready, local, and enterprise-grade AI compute.

Enterprise-Grade Infrastructure for Rapid Innovation

Engineered for short-term AI workloads, including pilots, proof of concepts (PoCs), and model benchmarking, the centre combines STT GDC’s resilient, AI-ready facilities with SuperX’s AI hardware and software. This reduces the operational complexity that often causes AI pilots to stall, while enabling enterprises to innovate with significantly lower upfront investment and risk.

Key features of the AI Innovation Centre include:

●	Next-Gen Compute: Direct access to the latest NVIDIA Blackwell GPU infrastructure, featuring 192GB HBM3e VRAM per GPU.

●	High-Performance Architecture: Servers configured with Intel Xeon Gold 6767P CPUs and 400G InfiniBand networking for high-speed data processing.

●	Frictionless Deployment: A dedicated User Portal and Service Catalogue that allows teams to rapidly provision standard GPU plans.

●	Data Sovereignty and Security: All workloads run locally in Singapore within a secure, resilient environment, meeting the data residency requirements of regulated industries.

●	Pilot Access Program: Qualified customers receive a 14-day free trial to validate performance, compatibility, and cost efficiency—enabling confident, low-risk decisions before scaling to production.

“The foundation of any successful AI strategy is dependable, scalable infrastructure,” said Mingcheng Lim, Country Head, Singapore at ST Telemedia Global Data Centres. “By combining our operational excellence with SuperX’s advanced orchestration capabilities, we are providing a strategic blueprint for organisations to move past the pilot phase. This centre is more than just a testing ground; it is a launchpad for enterprises to achieve measurable return on investment and long-term AI leadership.”

“Our goal is to provide immediate AI capability,” said Kenny Sng, CTO of SuperX AI Technology Limited. “Many enterprises struggle with the cost and complexity of setting up dedicated AI environments. The AI Innovation Centre reduces that friction, enabling teams to deploy models from a built-in catalogue or third-party marketplaces in days, not months. We are bridging the gap between infrastructure and real-world AI outcomes.”

From Pilot to Production-Ready Scale

The AI Innovation Centre is now open to enterprises, regional businesses, and Institutions of Higher Learning (IHLs) offering a 14-day free trial to validate performance, cost, and feasibility. This showcase facility allows organisations to launch a pilot in weeks, providing the secure, enterprise-grade foundation necessary to move from testing to measurable outcomes with confidence.

Beyond initial validation, the centre offers options for full production, hybrid and private AI deployment models, as well as flexible scaling options within STT GDC’s global footprint. This enables organisations to establish a long-term infrastructure partnership that ensures continued innovation and operational resilience.

For more information or to book a visit, please visit sttelemediagdc.com or superx.sg. To learn more about the AI Innovation Centre, please visit https://www.superx.sg/cloud/aiic.

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About SuperX AI Technology Limited (NASDAQ:SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

About ST Telemedia Global Data Centres

ST Telemedia Global Data Centres (STT GDC) is one of the fastest-growing data centre providers with a global platform serving as a cornerstone of the digital ecosystem that helps the world to connect. Powering a sustainable digital future, STT GDC operates across Singapore, the UK, Germany, India, Italy, Thailand, South Korea, Indonesia, Japan, the Philippines, Malaysia and Vietnam, providing businesses an exceptional foundation that is built for their growth anywhere. For more information, visit www.sttelemediagdc.com

Media contacts

For ST Telemedia Global Data Centres: Chow Yi T: +65 6808 4205 E: yi.chow@sttelemediagdc.com IN.FOM on behalf of ST Telemedia Global Data Centres E: sttgdc@infom.asia	For SuperX: Investor Relations E: ir@superx.sg

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Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release, including delivery schedules, production capacity, and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Actual delivery schedules and value of AI servers may vary based on customer data center readiness and supply chain conditions. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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